Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended March 31,
	2012	2011
Earnings:
Pretax income	$71,435	$63,994
Add fixed charges as adjusted (from below)	35,490	35,208
	$106,925	$99,202
Fixed charges:
Interest expense:
Corporate	$32,394	$32,375
Amortization of deferred financing costs	1,194	1,184
1/3 of rental expense	1,902	1,649
Fixed charges	$35,490	$35,208
Ratio (earnings divided by fixed charges)	3.01	2.82